Exhibit 99.1

CRH Medical Corporation Announces Results for the Three and Nine Months Ended September 30, 2017

VANCOUVER, Nov. 1, 2017 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), today announced financial and operating results for the three and nine months ended September 30, 2017.

This news release should be read in conjunction with the Company's unaudited interim financial statements and management discussion and analysis for the quarters and Year-to-Date ended September 30, 2017 and 2016 that have been filed on SEDAR and are available at www.sedar.com and on the Company's website at www.crhmedcorp.com.

Edward Wright, Chief Executive Officer of CRH commented, "We announced a number of acquisitions during the quarter: one acquisition in August and three more in September, bringing our total to six acquisitions year-to-date and 15 acquisitions since December 2014. Today, CRH Anesthesia services 35 ASCs in seven states and performs approximately 235,000 annual patient cases. While our revenues have grown, changes within our commercial payors have reduced our average revenue per case. Additionally, we have incurred increased costs compared to prior periods to develop the infrastructure necessary to support our existing and future network. Commercial payor changes and investment in infrastructure have contributed to a reduction in operating EBITDA compared with prior periods." Wright further stated, "We continue to generate approximately $6 million in free cash flow each quarter and maintain strong margins. We have access to capital through our credit facility and as a result are able to grow our business without issuing stock and diluting shareholders."

Except where otherwise indicated, all financial information discussed in this document is expressed in USD, represents 100% of the consolidated results of the Company, and includes both the Company's interest in subsidiaries, as well as non-controlling interests in non-wholly owned subsidiaries of the Company.

Consolidated Financial Highlights

	Three Months Ended September 30,			Year-to-Date September 30,
	2017	2016	Change	2017	2016	Change
Anesthesia services revenue	20,480,288	19,446,645	5%	59,510,491	44,813,732	33%
Product revenue	2,864,742	2,661,492	8%	8,428,735	7,718,797	9%
Total revenue	23,345,030	22,108,137	6%	67,939,226	52,532,529	29%

Operating expenses – adjusted [1]
Anesthesia services	10,362,959	8,794,079	18%	29,671,929	20,275,129	46%
Product	1,094,305	974,257	12%	3,273,259	2,976,377	10%
Corporate	993,672	684,464	45%	2,822,097	2,291,288	23%
Total operating expenses – adjusted[1]	12,450,936	10,452,800	19%	35,767,285	25,542,794	40%

Total adjusted operating EBITDA[1]	10,894,094	11,655,337	(7%)	32,171,941	26,989,735	19%
Shareholders of the Company	7,775,349	9,122,282	(15%)	22,846,790	22,089,735	3%

[1]	Non-IFRS measure. Please refer to page 7 of this document for a reconciliation of reported results to non-IFRS measures.

Results of Operations – Three and Nine Months Ended September 30, 2017
Revenues for the quarter ended September 30, 2017 were $23,345,030 compared to $22,108,137 for the quarter ended September 30, 2016. The increase is mainly attributable to revenue contributions from the anesthesia businesses acquired by the Company in February and March of 2017, along with recent acquisitions in the third quarter of 2017.  Revenues for the nine months ended September 30, 2017 were $67,939,226, an increase of $15,406,697 when compared to the nine months ended September 30, 2016.

Revenues from anesthesia services for the quarter ended September 30, 2017 were $20,480,288 compared to $19,446,645 for the third quarter of 2016. The increase was primarily due to the Company's anesthesia acquisitions throughout 2017; however, there were a number of factors which impacted the change between the third quarter of 2017 and the third quarter of 2016. The increase in revenue from the prior period is reflective of the following:

•	growth through acquisitions contributed $2.7 million of the increase when comparing the two periods;
•	despite growth in the number of cases serviced compared to 2016, a change in our payor mix and rates within our commercial payors contributed a decrease in revenue of $1.8 million when compared to revenues from 2016. Again, this is largely isolated within our GAA location. Excluding the impact of this change in payor mix in GAA, organic volume growth would have contributed approximately $0.1 million;
•	a positive adjustment as a result of changes in revenue estimates relating to prior periods of $0.1 million, when compared to the third quarter of 2016; and
•	revenue growth from our exclusive agreement to develop and manage a monitored anesthesia care program with Puget Sound Gastroenterology of approximately $0.2 million (see recent events).

Anesthesia revenues for the nine months ended September 30, 2017 were $59,510,491 compared to $44,813,732 for the nine months ended September 30, 2016.  The increase in revenue from the prior period is reflective of the following:

•	increased revenue from acquisitions, both those completed mid-2016 and in 2017, of $18.1 million;
•	despite growth in the number of cases serviced compared to 2016, a change in our payor mix and rates within our commercial payors contributed a decrease in revenue of $3.9 million when compared to revenues from 2016. Again, this is largely isolated within our GAA location. Excluding the impact of this change in payor mix in GAA, organic volume growth would have contributed approximately $1.5 million;
•	a positive adjustment as a result of changes in revenue estimates relating to prior periods of $0.1 million, when compared to the 2016 year to date period; and
•	revenue growth from our exclusive agreement with Puget Sound Gastroenterology of approximately $0.4 million (see recent events).

During the three and nine months ended September 30, 2017, there were the following factors that impacted revenue which also impacted operating income and adjusted operating EBITDA when compared to both the previous year and previous quarter:

•	Revenue is affected by changes in the percentage of patient cases covered by commercial insurance versus federal insurance and commercial payor mix changes that result from the annual process that insured individuals and companies go through when renewing their health insurance policies. Changes in payor mix could have a positive or negative impact on revenues. The commercial payor mix changes described above primarily relate to one payor at GAA. Any future payor mix changes related to this payor are expected to not be material; and
•	Estimates are required in the determination of anesthesia services revenue. Each quarter we review our estimated revenue assumptions and make changes in estimates as required based on actual revenue collected. In the third quarter of 2017, we had a small negative adjustment of $100,000 related to changes in revenue estimates; this relatively small adjustment is reflective of the Company's stable platform of entities and our growing experience in estimating revenue rates per unit. In the nine months ended September 30, 2017, we experienced a positive revenue adjustment in relation to our revenue estimates of approximately $0.8 million. This largely results from estimates adjusted in the first quarter of this year. Adjustments to our anesthesia revenues impact not only revenue, but also operating income and adjusted operating EBITDA.

In the quarter ended September 30, 2017, the anesthesia services segment serviced 49,113 patient cases compared to 42,203 patient cases during the quarter ended September 30, 2016.  Year to date patient cases total 137,664 compared to 95,979 cases in the nine months ended September 30, 2016.

Revenues from product sales for the quarter ended September 30, 2017 were $2,864,742 compared to $2,661,492 for the third quarter of 2016. The increase in product sales is the result of the continuing successful execution of the Company's direct to physician program that allows physicians to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience.

Revenues from product sales for the nine months ended September 30, 2017 were $8,428,735 compared to $7,718,797 for the nine months ended September 30, 2016. As of September 30, 2017, the Company has trained 2,620 physicians to use the O'Regan System, representing 1,011 clinical practices. This compares to 2,355 physicians trained, representing 902 clinical practices, as of September 30, 2016.

For the three months ended September 30, 2017, total adjusted operating expenses were $12,450,936 compared to $10,452,800 for the quarter ended September 30, 2016.  For the nine months ended September 30, 2017, total adjusted operating expenses were $35,767,285 compared to $25,542,794 for the nine months ended September 30, 2016.  Increases in adjusted operating expenses are primarily related to adjusted operating expenses in the anesthesia services business.  Factors impacting the fluctuation of total adjusted operating expenses are consistent with those impacting operating expenses.

Anesthesia services adjusted operating expenses for the quarter ended September 30, 2017 were $10,362,959, compared to $8,794,079 for the three months ended September 30, 2016. Anesthesia services adjusted operating expenses primarily include labor related costs for Certified Registered Nurse Anesthetists and MD anesthesiologists, medical drugs and supplies, and billing and management related expenses. The Company's first anesthesia acquisition was in the fourth quarter of 2014, with fourteen further acquisitions completed in 2015, 2016 and in the nine months ended September 30, 2017.  As a result, the third quarter of 2017 is not directly comparable to 2016, with the majority of the increase relating to operating expenses for acquired companies and as a result of infrastructure investments made by the Company throughout 2017. As the Company works toward its acquisition strategy, it has invested in resources and infrastructure to support its initiatives.  The investment in resource and infrastructure contributed approximately $300,000 in anesthesia adjusted operating expenses in the quarter. Though quarterly revenue may fluctuate significantly, quarterly adjusted operating expenses which are primarily employee related costs, due to their fixed nature, are not expected to fluctuate materially. These expenses are primarily impacted by the Company's acquisition strategy. Anesthesia services adjusted operating expenses for the nine months ended September 30, 2017 were $29,671,929 compared to $20,275,129 for the nine months ended September 30, 2016. Similar to the third quarter of 2017, the first nine months of 2017 is not comparable to the first nine months of 2016 due to the timing of acquisitions. Investments in infrastructure and resources contributed approximately $1.1 million to anesthesia services adjusted operating expenses in the year to date period.

Product sales adjusted operating expenses for the quarter ended September 30, 2017 were $1,094,305 compared to $974,257 for the quarter ended September 30, 2016.  The increase in product sales adjusted operating expenses compared to 2016 is a reflection of higher employee related costs as a result of increased sales activity as well as an increase in professional fees related to continuing efforts to distribute our product in China.  Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities aimed at increasing demand for training and use of the CRH O'Regan System. Product sales adjusted operating expenses for the nine months ended September 30, 2017 were $3,273,259 compared to $2,976,377 for the nine months ended September 30, 2016.

Corporate adjusted operating expenses for the quarter ended September 30, 2017 were $993,672 compared to $684,464 for the quarter ended September 30, 2016.  The increase in corporate adjusted operating expense is a reflection of higher professional fees and employee related costs, and, in general, is reflective of the increasing complexity of our business which is also increasing our compliance costs. Corporate adjusted operating expenses for the nine months ended September 30, 2017 were $2,822,097 compared to $2,291,288 for the nine months ended September 30, 2016.

Adjusted operating EBITDA attributable to shareholders of the Company for the quarter ended September 30, 2017 was $7,775,349, a decrease of $1,346,933 from the quarter ended September 30, 2016.  The decrease in adjusted operating EBITDA attributable to shareholders is primarily a reflection of the negative revenue rate and payor mix variances recorded in the quarter in respect of the Company's anesthesia providers acquired prior to 2016.  Adjusted operating EBITDA attributable to shareholders of the Company for the nine months ended September 30, 2017 was $22,846,790, an increase of $757,054 from the same period in 2016.

Total adjusted operating EBITDA was $10,894,094 for the quarter ended September 30, 2017, a decrease of $761,243 from the same period in 2016.  Total adjusted operating EBITDA was $32,171,941 for the nine months ended September 30, 2017, an increase of $5,182,206 from the same period in 2016.

At September 30, 2017, the Company had $10,361,977 in cash and cash equivalents compared to $9,507,004 at the end of 2016.  The increase in cash and equivalents is primarily a reflection of cash generated from operations and debt financing activities, less cash used to finance acquisitions during the first nine months of 2017, less repayment of debt in the period.

Working capital was $13,083,449 compared to working capital of $9,657,303 at December 31, 2016.  The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable and deferred consideration through cash earned through operating activities. The average number of days receivables outstanding at September 30, 2017 was 39 days. At December 31, 2016, the average number of days receivables outstanding was 34 days.

Conference Call
CRH will host a conference call to discuss its results on Thursday, November 2, 2017, at 11:00 am EST (08:00 am PST). To participate in the conference, please dial 1-800-319-4610, or 1-604-638-5340.

An audio replay of the conference will be available shortly after the call by dialing 1-855-669-9658, or (604) 674-8052 and access code 1687. The replay will be available for two weeks after the call.

About CRH Medical Corporation
CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH became a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures in ambulatory surgical centers. To date, CRH has completed 15 anesthesia acquisitions. CRH now serves 35 ambulatory surgical centers in seven states and performs approximately 235,000 procedures annually. In addition, CRH owns the CRH O'Regan System, a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

Non-IFRS Measures
This document makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company's financial information reported under IFRS. Management uses non-IFRS measures such as operating expenses – adjusted and operating EBITDA to provide investors with a supplemental measure of the Company's operating performance and thus highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

Adjusted operating EBITDA

For the three months ended	2017			2016				2015
(USD in thousands)	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep
Adjusted operating EBITDA attributable to:
Shareholders of the Company	7,775	7,352	7,719	10,281	9,122	7,054	5,914	6,797	5,758
Non-controlling interest	3,119	2,878	3,328	4,219	2,533	1,518	848	465	142
Total adjusted operating EBITDA	10,894	10,230	11,047	14,500	11,655	8,572	6,762	7,263	5,900
Amortization expense	(5,897)	(5,603)	(5,059)	(4,715)	(4,711)	(2,925)	(2,475)	(2,188)	(1,745)
Depreciation and related expense	(22)	(20)	(13)	(30)	(31)	(30)	(15)	(18)	(17)
Stock based compensation	(968)	(781)	(906)	(525)	(297)	(290)	(264)	(261)	(1,001)
Acquisition expenses	(355)	(88)	(127)	(58)	(21)	(286)	(62)	(123)	(221)
Impairment of inventory	-	-	-	-	-	-	-	-	(241)
Impairment of intangible assets	-	-	-	-	-	-	-	-	(390)
Operating income	3,652	3,738	4,946	9,172	6,595	5,041	3,946	4,673	2,285
Net finance income (expense)	400	(3,571)	(1,246)	(1,175)	(1,381)	(2,156)	289	(5,914)	(1,013)
Income tax (expense) recovery	(604)	453	(397)	(1,643)	(188)	(1,219)	(1,205)	1,541	442
Net and comprehensive income (loss)	3,448	620	3,302	6,354	5,026	1,666	3,030	300	1,714

Adjusted operating expenses

For the three months ended	2017			2016				2015
(USD in thousands)	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep

Anesthesia services - adjusted operating expense	10,362	9,840	9,469	9,492	8,794	6,158	5,323	5,061	4,023
Amortization expense	5,897	5,603	5,056	4,715	4,711	2,925	2,475	2,188	1,745
Depreciation and related expense	2	3	2	1	3	2	2	4	3
Stock based compensation	100	106	149	120	38	27	17	12	13
Acquisition expenses	356	87	127	58	21	286	62	123	221
Impairment of intangible assets	-	-	-	-	-	-	-	-	390
Anesthesia services expense	16,718	15,639	14,803	14,386	13,567	9,398	7,879	7,389	6,395

Product sales - adjusted operating expense	1,094	1,142	1,037	1,083	974	1,004	998	950	888
Amortization expense	1	1	5	-	-	-	-	-	-
Depreciation and related expense	14	12	8	15	15	15	1	1	1
Stock based compensation	90	76	110	125	90	99	84	81	106
Impairment of inventory	-	-	-	-	-	-	-	-	241
Product sales expense	1,199	1,231	1,160	1,223	1,079	1,118	1,083	1,031	1,236

Corporate - adjusted operating expenses	994	844	985	746	684	853	754	664	798
Amortization expense	-	-	(4)	-	-	-	-	-	-
Depreciation and related expense	6	5	3	14	14	13	13	14	14
Stock based compensation	777	599	647	280	169	164	162	167	882
Acquisition expenses	-	-	-	-	-	-	-	-	-
Corporate expense	1,776	1,448	1,630	1,040	867	1,030	929	845	1,694

Total adjusted operating expense	12,451	11,825	11,491	11,321	10,453	8,015	7,075	6,675	5,709
Total operating expense	19,693	18,317	17,593	16,649	15,514	11,546	9,891	9,265	9,325

Caution Regarding Forward-looking Statements
Information included or incorporated by reference in this report may contain forward-looking statements within the meaning of applicable securities legislation concerning profitability; growth strategies; anticipated trends in our industry; our future financing plans; our anticipated needs for working capital and other events or conditions that may occur in the future. These forward-looking statements may include statements regarding perceived merit of our products and services, budgets, capital expenditures, operating costs, cash flow estimates and similar statements relating to our products, services, timelines, strategic plans, including our plans and expectations relating to the CRH O'Regan System, our anesthesiology operations, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; our anticipated needs for working capital; and other events or conditions that may occur in the future. Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking statements are based on a number of assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors and material assumptions include, among others: our need to raise additional capital to fund future operations; risks related to various restrictive covenants and events of default under our credit facilities; risks associated with incurring substantially more debt, which could further exacerbate the risks associated with increased leverage; the risk of ASCs or other customers terminating or choosing not to renew their agreements; the Centers for Medicare & Medicaid Services ("CMS") may review and reduce the reimbursement of anesthesia procedure codes relevant to GI procedures; the risk of a significant number of our affiliated physicians leaving our affiliated ASCs; the ability to enforce the non-competition and other restrictive covenants in our agreements; risks related to changing regulations or regulatory interpretations; the ability to successfully recruit and retain qualified anesthesiologists or other independent contractors; risks related to failure to manage third-party service providers; the continuing development of our products and provision of our services depends upon us maintaining strong relationships with physicians; the ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances, which could result in unforeseen operating difficulties and expenditures or require significant management resources and significant charges; our senior management has been key to our growth, and we may be adversely affected if we lose any member of our senior management; the ability to effectively undertake or manage our growth initiatives; risks associated with the failure to manage growth; patient Protection and Affordable Care Act ("ACA") reform in the United States may have an adverse effect on our business, financial conditions, results of operations and cash flows and the trading price of our securities; changing legislative and regulatory requirements and healthcare spending and pricing pressures may adversely affect our business; the policies of health insurance carriers may affect the amount of revenue the Company receives; risks associated with operating in an industry that is subject to extensive federal, state, and local regulation, and changes in law and regulatory interpretations; competition in our industry; unfavorable changes or conditions could occur in the states where our operations are concentrated; changes in federal or state laws, rules, regulations, or interpretations of such federal or state laws, rules or regulations, which may require the Company to redeem our physician partners' ownership interests in anesthesia companies under the savings clause in our joint venture operating agreements; changes in the United States federal Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations could result in criminal offenses and potential sanctions; the risk that government authorities or other parties may assert that our business practices violate antitrust laws; risks associated with significant price and volume fluctuations of our common shares; risks related to losing our foreign private issuer status under United States federal securities laws; significant shareholders of the Company could influence our business operations and sales of our shares by such significant shareholders could influence our share price; anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders; continuing unfavorable economic conditions could have an adverse effect on our business; changes in the medical industry and the economy may affect the Company's business; income tax audits and changes in our effective income tax rate could affect our results of operations; our dependence on suppliers could have a material adverse effect on our business, financial condition and results of operations; health and safety risks in our industry; adverse events related to our product or our services may subject us to risks associated with product liability, medical malpractice or other legal claims, insurance, recalls and other liabilities, which may adversely affect our operations; various risks associated with governmental investigations into marketing and other business practices in our industry; the risk of regulatory investigations, claims, lawsuits, and other proceedings; the risk that we are unable to adequately protect or enforce our intellectual property; the Company's ability to successfully market its products and services; risks related to evolving regulation of corporate governance and public disclosure; risks related to criminal or civil sanctions in connection with a failure to comply with privacy regulations regarding the use and disclosure of patient information; the risk that our employees and third-party contractors may not appropriately record or document services that they provide; write-offs of intangible assets; exposure to adverse movements in foreign currency exchange rates; risks associated with the failure of our employees and business partners to appropriately secure and protect confidential information in their possession; dependence on complex information systems;  and, conflicts of interest arising among the Company's officers and directors as a result of their involvement with other companies. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this report and elsewhere.  For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's annual information form which is available on SEDAR at www.sedar.com.

SOURCE CRH Medical Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2017/01/c2451.html

%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com

CO: CRH Medical Corporation

CNW 17:13e 01-NOV-17